EXHIBIT 99.1

Volvo -- Six Months Ended June 30, 2005

GOTEBORG, Sweden, July 25, 2005 (PRIMEZONE) -- Volvo:

- Net sales in the second quarter 2005 increased by 15% to SEK 61,119 M (53,321)

- Income for the period increased by 40% to SEK 3 930 M (2,809) in the second quarter

- Income per share for the second quarter increased by 45% to SEK 9.67 (6.65)

- The Group's operating margin rose to 8.8% (7.6)

- The operating cash flow amounted to SEK 3.0 bn (5.3), after a transfer to pension plans of SEK 1.9 bn

- Strongest quarter ever for the Volvo Group

                         Second quarter          First six months
                         2005        2004        2005         2004

 Net sales,SEK M      61,119      53,321       113,372        99,170

 Operating income,
  SEK M (1)            5,350      3,906         9,886          6,262

 Revaluation
  of shares                        123                           820

 Operating income,
  SEK M                5,350     4,029         9,886           7,082

 Income after
  financial items,
  SEK M               5,253      3,909         9,856          6,916

 Income for the
  period, SEK M       3,930      2,809         7,178          5,236

 Income
  per share, SEK (1)   9.67       6.36         17.60          10.44

 Income per share,
  SEK                  9.67       6.65         17.60          12.40

 Return on shareholders' equity during
  most recent 12 month period, %                16.8          4.5

 (1) Excluding revaluation of shares in Scania AB and Henlys group.

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), previously known as IAS, in accordance with the European Union regulation. Figures for the corresponding periods in the previous year have been restated according to IFRS.

In the comments on earnings on pages 1-20, Volvo Financial Services is reported in accordance with the equity method. Reporting in accordance with IAS 1 is provided beginning on page 21.

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